UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018
Commission File Number: 001-33129

ALLOT LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On October 24, 2018, the Israeli Registrar of Companies issued a Name Change Certificate to Allot Communications Ltd. (NASDAQ, TASE: ALLT) (the “Company”), thereby officially changing the name of the Company to Allot Ltd.

On October 29, 2018, the Company published a report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange containing a copy of the Name Change Certificate, which is attached hereto as Exhibit 99.1.

The Memorandum and Articles of Association of the Company have been amended to reflect the new name of the Company and are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd. By: /s/ Daniella Naveh Daniella Naveh Deputy General Counsel

November 1st, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Name Change Certificate (unofficial translation from Hebrew).

99.2	Memorandum of Association (unofficial translation from Hebrew)

99.3	Articles of Association